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                                                                    EXHIBIT 99.3

Conference Call Script:

Bob DiNicola,

Introduce Sue to review safe harbor language.

Focus on the attractiveness of the business model as related to our long term strategy and the global nature of our continual efforts to divest underproducing assets and reinvest in more strategic higher return activities.

Beryl Raff, President and CEO

Focus:
Focus on the merchandising and operations, the synergies and opportunities with our current structure.

I am very pleased to start off our fiscal 2001 year with a new opportunity to apply the successful retailing strategies we have executed over the past six years to another retailing concept.

Piercing Pagoda is a natural addition to our GOOD, BETTER, BEST strategy. The focus is an entry-level price point primarily in gold jewelry (10 and 14 ct.). Accordingly, catering to this customer in the context of a Zales store is not appropriate for our stated goals of increasing productivity. However, this price point is clearly productive in a kiosk format.

(As Bob discussed) the kiosk format is one we have been studying and has had significant appeal to us for several years. With our foundation and brands strongly entrenched, the timing is now right to extend our strategy to the opening price point consumer.

We tested our organizations' ability to handle an acquisition of size with the announcement of our Peoples transaction last year and to date have met that challenge successfully. Our organization is mature and has the skill sets in place to take advantage of this latest opportunity.

As we look specifically to the task at hand, there are clearly transition issues that are a part of any acquisition and we will move carefully and cautiously to minimize disruption to our core business and the Pagoda operations. However, we do see tremendous opportunity to apply the retail disciplines that have been successful at our existing brands to Piercing Pagoda.


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First and foremost, we believe our merchandising skills and processes are adaptable. The key item focus: identifying the most popular styles, owning them in depth and promoting them is a significant opportunity. In addition, our inventory management and review processes, which are critical to understanding which items are the best sellers, testing items, projecting rates of sale and finally identifying stale inventory in order to replace it with more productive items, will be leveraged to Pagoda.

We have shown in our existing brands an ability to create demand and capitalize on mall traffic as well as gift-giving events - through our item intensification and focused marketing. Pagoda is currently dependent on mall traffic and we believe there is untapped opportunity to create demand and excitement at the entry level price point as we have with our $99 programs, signature items and focused advertising campaigns.

From an operational standpoint, there is a solid management team and store structure in place which we feel will aide in the transition.

This acquisition provides tremendous opportunities for future growth to both our existing personnel as well as the new members of the Zale family from Pagoda. We are excited and energized at the opportunity to further position Zale Corporation as a premier specialty retailer.

Sue Gove, Chief Financial Officer

I would first like to echo my excitement at the long term opportunity that this acquisition presents to us. Not only is it a great opportunity to extend our Brands, we also believe this is an ideal use of our cash nd resources to enhance shareholder value.

A few notes on the financial structure.

As noted the acquisition price is $21.50 per share. After giving effect to shares outstanding and stock options, that equates to approximately $201 million. In addition, we will be assuming debt of approximately $55-60 million comprised of working capital and an off balance sheet gold lease.

It is our intent to retire the existing debt upon completion of the transaction.


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The transaction will result in approximately $180 million in goodwill to be amortized over 20 years. Goodwill is comprised of the purchase price over book value, existing goodwill on Pagoda's books and purchase accounting reserves to address slow moving inventory, transition costs and other reserves.

         Purchase price                     $200,800 (212,100, net of option $)
         Book Value                         $ (85,300)
         Net                                $ 115,500
         Transition costs &
         Reserve establishment              $  45,600
         Existing Goodwill                  $  18,800
                                            ---------
                                            $ 180,000

For Pagoda's fiscal year ending March 31, 2000, they reported:

                  Revenues:               $  281 million
                  Net Income:             $   13 million

                  EPS:                    $ 1.41

The revenues represent 13.5% of the combined Company's total revenues for fiscal 2000. From an EPS standpoint we are projecting the impact to be neutral (or breakeven) to earning for fiscal 2001. Our guidance for a neutral impact is based on the following:

Pagoda net income
last reported:                      $ 13.0 million

Zale int. Income:                   $(10.0) million (pre-tax $18 million on $212 + $60 debt)

Goodwill                            $( 8.0) million (9 million less $1 million tax deductible)

Operating effeciencies              $  5.0 million
                                    --------------

Net                                  $13.0 million

Please note that Cindy Gordon and I will be available to address model related issues subsequent to the completion of this call. We are not prepared to provide revised quarterly guidance at this time. We will plan to do that on August 30 at which time we will be announcing our year end earnings.

I will now turn this conference call back to our Chairman, Bob DiNicola.